United States securities and exchange commission logo





                               March 15, 2024

       Lee Boyce
       Executive Vice President and Chief Financial Officer
       HAIN CELESTIAL GROUP INC
       221 River Street
       Hoboken, New Jersey 07030

                                                        Re: HAIN CELESTIAL
GROUP INC
                                                            Form 10-K for the
Fiscal Year Ended June 30, 2023
                                                            Filed August 24,
2023
                                                            File No. 000-22818

       Dear Lee Boyce:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Reconciliation of Non US GAAP Financial Measures to US GAAP Financial Measures, page 34

   1. We note your non-GAAP adjustments related to "Litigation and related costs" and
                                                        "Productivity and
transformation costs". We also note similar adjustments in subsequent
                                                        Form 10-Qs and an
additional non-GAAP adjustment related to "inventory write-downs related to exited
categories". Please describe to us, in greater detail, the specific nature of these adjustments and
explain how you determined they are appropriate based on the guidance in Question
100.01 of the Division of Corporation Finance's Compliance
                                                        & Disclosure
Interpretations on Non-GAAP Financial Measures since it appears to us they may represent normal
operating expenses related to your business. For the annual and subsequent interim
periods presented, specifically address the following items.
                                                            For litigation and
related costs, quantify amounts related to the securities class action and the baby food
litigation. For legal costs related to your products, explain why the costs are not
normal operating expenses.
 Lee Boyce
FirstName  LastNameLee Boyce
HAIN CELESTIAL      GROUP INC
Comapany
March      NameHAIN CELESTIAL GROUP INC
       15, 2024
March2 15, 2024 Page 2
Page
FirstName LastName
               For productivity and transformation costs, quantify and clarify the specific nature of the costs and activities. In this regard, we note disclosures that the transformation program is intended to improve profitability, build brands, and delivery future growth. Explain why the costs are not normal operating expenses. Based on the nature of your business, including the acquisition and disposition of
             brands, explain how you determined inventory write-downs are not normal operating expenses.
         Please be advised this comment is also applicable to the same adjustments included in the multiple additional non-GAAP financial measures you present in Earnings Releases filed under Form 8-K.
Critical Accounting Estimates
Goodwill and Intangible Assets, page 38

2. We note you disclose the estimated fair values of your reporting units exceeded their carrying values. We also note the material intangible asset impairment charges you recorded during the year ended June 30, 2023, the significant goodwill balance at June 30,
         2023, and the fact that net book value exceeds market capitalization. Please more fully explain to us how you determined the estimated fair values of your reporting units exceeded their carrying values. In addition, due to the significant goodwill balance at June
         30, 2023, it appears reasonably possible that a goodwill impairment could materially impact your financial statements. Revise your future filings to address the following items.
             Disclose whether you performed additional impairment tests since the most recent annual impairments test and explain why or why not.
             Disclose the number of reporting units you have with goodwill and the numbers of reporting units for which you performed quantitative or qualitative impairment tests as of the most recent impairment test.
             Disclose the percentages by which the estimated fair value exceeds the carrying value as of the most recent impairment test for any at risk reporting unit.
             Disclose the amount of goodwill allocated to each at risk reporting unit, including the amount of goodwill allocated to reporting units in which material intangible asset impairments were recorded.
             Describe the methods and key assumptions used to estimate fair values, including how key assumptions are determined.
             Discuss the degree of uncertainty associated with key assumptions, including specifics to the extent possible, and disclose material changes in key assumptions during the periods presented and the reasons for the changes.
             Discuss potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions.
             Explain how you consider the difference between net book value and market capitalization in assessing the reasonableness of the estimated fair values of your reporting units.
 Lee Boyce
HAIN CELESTIAL GROUP INC
March 15, 2024
Page 3
3. We note the material intangible asset impairment charges you recorded during the year ended June 30, 2023 and also note the significant intangible asset balance at June 30,
         2023. Please tell us and revise future filings to more fully explain the specific facts and circumstances, including a chronology of the events, that led to the impairments. In addition, given the continued significance of intangible assets, if it is reasonably possible that future additional impairments may materially impact your financial statements, revise future filings to quantify and identify brands at risk, discuss key assumptions used to estimate their fair value, and discuss potential events and/or changes in circumstances that could reasonably be expected to negatively affect key assumptions. Consolidated Financial Statements
2. Summary of Significant Accounting Policies and Practices
Revenue Recognition, page 52

4. We note you disclose your performance obligation is fulfilled when control passes to customers. Please revise future filings to clarify when control passes to customers as required by ASC 606-10-50-12(a).
5. We note you disclose disaggregated revenue by geography in the segment footnote. Please explain to us your consideration of providing disaggregated revenue disclosures for major product lines/categories/brands and for sales channels pursuant to ASC 606-10-55-
         91(a) and (g).
19. Segment Information, page 84

6. Please revise future filings to provide the product and services revenue disclosures required by ASC 280-10-50-40 or explain why they are not provided. In this regard, we note that historically you have disclosed and discussed changes in sales attributable to various product lines/categories, including snacks, meat and dairy alternatives, tea, food, baby food, and personnel care, in MD&A.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anne McConnell at 202-551-3709 or Martin James at 202-551-3671 with any questions.



FirstName LastNameLee Boyce                                    Sincerely,
Comapany NameHAIN CELESTIAL GROUP INC
                                                               Division of
Corporation Finance
March 15, 2024 Page 3                                          Office of
Manufacturing
FirstName LastName